UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 9, 2018

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the UBS Group AG audited standalone financial statements for the year ended 31 December 2017, as well as the consent of Ernst & Young Ltd. with respect thereto, which appear immediately following this page.

UBS Group AG

Standalone financial statements for the year ended 31 December 2017

Table of contents

2		UBS Group AG standalone financial statements

2		Income statement
3		Balance sheet
4		Statement of appropriation of retained earnings and proposed dividend distribution out of capital contribution reserve

5	1	Corporate information
6	2	Accounting policies

8		Income statement notes
8	3	Dividend income from investments in subsidiaries
8	4	Other operating income
8	5	Financial income
8	6	Personnel expenses
8	7	Other operating expenses
8	8	Financial expenses

9		Balance sheet notes
9	9	Liquid assets
9	10	Marketable securities
9	11	Other short-term receivables
9	12	Accrued income and prepaid expenses
10	13	Investments in subsidiaries
10	14	Financial assets
11	15	Accrued expenses and deferred income
11	16	Long-term interest-bearing liabilities
11	17	Compensation-related long-term liabilities
11	18	Share capital
12	19	Treasury shares

13		Additional information
13	20	Guarantees
13	21	Assets pledged to secure own liabilities
13	22	Contingent liabilities
14	23	Significant shareholders
15	24	Share and option ownership of the members of the Board of Directors, the Group Executive Board and other employees
16	25	Related parties

17		Report of the statutory auditor on the financial statements
19		Independent auditor’s report related to the issue of new shares from conditional capital

UBS Group AG standalone financial statements

UBS Group AG standalone financial statements

Audited |

Income statement
		For the year ended
CHF million	Note	31.12.17	31.12.16
Dividend income from investments in subsidiaries	3	10	5,684
Other operating income	4	129	44
Financial income	5	580	475
Operating income		719	6,202
Personnel expenses	6	20	23
Other operating expenses	7	97	34
Amortization of intangible assets		4	0
Financial expenses	8	547	512
Operating expenses		668	569
Profit / (loss) before income taxes		51	5,633
Tax expense / (benefit)		4	27
Net profit / (loss)		47	5,606

Balance sheet
CHF million	Note	31.12.17	31.12.16

Assets
Liquid assets	9	2,543	1,714
Marketable securities	10	100	78
Other short-term receivables	11	710	2,830
Accrued income and prepaid expenses	12	437	469
Total current assets		3,790	5,090
Investments in subsidiaries	13	40,441	40,451
of which: investment in UBS AG		40,126	40,376
Financial assets	14	8,742	8,162
Prepaid assets		9	27
Other intangible assets		16	21
Total non-current assets		49,208	48,661
Total assets		52,998	53,751
of which: amounts due from subsidiaries		12,064	12,762

Liabilities
Current interest-bearing liabilities		1,640	595
Accrued expenses and deferred income	15	1,871	1,487
Total short-term liabilities		3,511	2,082
Long-term interest-bearing liabilities	16	7,882	7,865
Compensation-related long-term liabilities	17	3,311	3,479
Total long-term liabilities		11,193	11,344
Total liabilities		14,704	13,427
of which: amounts due to subsidiaries		1,853	612

Equity
Share capital	18	385	385
General reserves		32,683	34,886
of which: statutory capital reserve		32,683	34,886
of which: capital contribution reserve		32,683	34,886
Voluntary earnings reserve		7,323	1,716
Treasury shares	19	(2,145)	(2,271)
Reserve for own shares held by subsidiaries		1	2
Net profit / (loss)		47	5,606
Equity attributable to shareholders		38,294	40,324
Total liabilities and equity		52,998	53,751

UBS Group AG standalone financial statements

Statement of appropriation of retained earnings and proposed dividend distribution out of capital contribution reserve

The Board of Directors proposes that the Annual General Meeting of Shareholders (AGM) on 3 May 2018 approve the following appropriation of retained earnings.

Proposed appropriation of retained earnings

For the year ended
CHF million	31.12.17
Net profit for the period	47
Retained earnings carried forward	0
Total retained earnings available for appropriation	47

Appropriation of retained earnings
Appropriation to voluntary earnings reserve	(47)
Retained earnings carried forward	0

Proposed dividend distribution out of capital contribution reserve

The Board of Directors proposes that the AGM on 3 May 2018 approve an ordinary dividend distribution of CHF 0.65 in cash per share of CHF 0.10 par value payable out of the capital contribution reserve. Provided that the proposed dividend distribution out of the capital contribution reserve is approved, the payment of CHF 0.65 per share will be made on 9 May 2018 to holders of shares on the record date 8 May 2018. The shares will be traded ex-dividend as of 7 May 2018 and, accordingly, the last day on which the shares may be traded with entitlement to receive the dividend will be 4 May 2018.

CHF million, except where indicated	31.12.17
Total statutory capital reserve: capital contribution reserve before proposed distribution[1]	32,683
Proposed ordinary distribution of capital contribution reserve within statutory capital reserve: CHF 0.65 per dividend-bearing share[2]	(2,505)
Total statutory capital reserve: capital contribution reserve after proposed distribution	30,179

1 The Swiss Federal Tax Administration’s current position is that, of the CHF 32.7 billion capital contribution reserve available as of 31 December 2017, an amount limited to CHF 18.0 billion is available from which dividends may be paid without a Swiss withholding tax deduction.    2 Dividend-bearing shares are all shares issued except for treasury shares held by UBS Group AG as of the record date. The amount of CHF 2,505 million presented is based on the total number of shares issued as of 31 December 2017.

Note 1  Corporate information

UBS Group AG is incorporated and domiciled in Switzerland and its registered office is at Bahnhofstrasse 45, CH-8001 Zurich, Switzerland. UBS Group AG operates under article 620ff. of the Swiss Code of Obligations as an Aktiengesellschaft, a corporation limited by shares.

UBS Group AG is the ultimate holding company of the UBS Group, the grantor of the majority of UBS’s deferred compensation plans and issuer of long-term capital instruments.

Issuance of additional tier 1 capital instruments

During 2016 and 2015, UBS Group AG issued perpetual capital notes, which qualify as Basel III additional tier 1 (AT1) capital on a consolidated UBS Group basis. The proceeds from the issuances of those instruments were on-lent to UBS AG.

→   Refer to Note 16 for more information on the main terms and conditions of the perpetual capital notes issued during 2016 and 2015

Furthermore, UBS Group AG granted Deferred Contingent Capital Plan (DCCP) awards to UBS Group employees during 2017, 2016 and 2015. These DCCP awards also qualify as Basel III AT1 capital on a consolidated UBS Group basis.

As of 31 December 2017, UBS Group AG’s distributable items for the purpose of AT1 capital instruments were CHF 37.8 billion (31 December 2016: CHF 39.9 billion). For this purpose, distributable items are defined in the terms and conditions of the relevant instruments as the aggregate of (i) net profits carried forward and (ii) freely distributable reserves, in each case, less any amounts that must be contributed to legal reserves under applicable law.

UBS Group AG standalone financial statements

Note 2  Accounting policies

The UBS Group AG standalone financial statements are prepared in accordance with the principles of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations).

The functional currency of UBS Group AG is the Swiss franc. The significant accounting and valuation principles applied are described below.

Foreign currency translation

Transactions denominated in foreign currency are translated into Swiss francs at the spot exchange rate on the date of the transaction. At the balance sheet date, all current assets and short-term liabilities as well as Financial assets measured at fair value, which are denominated in a foreign currency, are translated into Swiss francs using the closing exchange rate. For other non-current assets and long-term liabilities, where the asset mirrors the terms of a corresponding liability or the asset and liability otherwise form an economic hedge relationship, the asset and liability are treated as one unit of account for foreign currency translation purposes, with offsetting unrealized foreign currency translation gains and losses based on the closing exchange rate presented net in the income statement. Investments in subsidiaries measured at historic cost are translated at the spot exchange rate on the date of the transaction. All currency translation effects are recognized in the income statement.

The main currency translation rates used by UBS Group AG are provided in Note 34 to the consolidated financial statements.

Marketable securities

Marketable securities include investments in alternative investment vehicles (AIVs) with a short-term holding period. The holding period is deemed short-term if the vesting of the awards hedged by the AIV is within 12 months after the balance sheet date. These are equity instruments and are measured at fair value based on quoted market prices or other observable market prices as of the balance sheet date. Gains and losses resulting from fair value changes are recognized in Financial income and Financial expenses, respectively.

Financial assets

Financial assets include investments in AIVs with a long-term holding period. The holding period is deemed long-term if the vesting of the awards hedged by the AIV is more than 12 months after the balance sheet date. These are equity instruments and are measured at fair value based on their quoted market prices or other observable market prices as of the balance sheet date. Gains and losses resulting from fair value changes are recognized in Financial income and Financial expenses, respectively.

Investments in AIVs that have no quoted market price or no other observable market price are recognized as Financial assets and are measured at their acquisition cost adjusted for impairment losses.

Financial assets further include loans granted to UBS AG that substantially mirror the terms of AT1 perpetual capital notes issued and fixed-term deposits with UBS AG with maturities more than 12 months after the balance sheet date. The loans and deposits are measured at nominal value.

→   Refer to Note 14 for more information

Derivative instruments

UBS Group AG uses derivative instruments to manage exposures to foreign currency risks from investments in foreign subsidiaries. The derivative instruments are entered into with UBS AG, mirroring the conditions of the closing transactions UBS AG enters into with external third parties.

Derivative instruments are measured at fair value based on quoted market prices or other observable market prices as of the balance sheet date. Unrealized gains and losses are recognized as Accrued income and prepaid expenses and Accrued expenses and deferred income, respectively. Corresponding gains and losses resulting from fair value changes are recognized in Financial income and Financial expenses, respectively.

Investments in subsidiaries

Investments in subsidiaries are equity interests that are held to carry on the business of UBS Group or for other strategic purposes. They include all subsidiaries directly held by UBS Group AG through which UBS conducts its business on a global basis. The investments are measured individually and carried at cost less impairment.

→   Refer to Note 13 for more information

→   Refer to Note 2  in the “Consolidated financial statements” section of this report for a description of businesses of the UBS Group

Treasury shares

Treasury shares acquired by UBS Group AG are recognized at acquisition cost and are presented as a deduction from shareholders’ equity. Upon disposal or settlement of related share awards, the realized gain or loss is recognized through the income statement as Financial income and Financial expenses, respectively. For settlement of related share awards, the realized gains and losses on treasury shares represent the difference between the market price of the treasury shares at settlement and their acquisition cost.

For shares of UBS Group AG acquired by a direct or indirect subsidiary, a Reserve for own shares held by subsidiaries is generally created in UBS Group AG’s equity. However, where UBS AG or UBS Switzerland AG acquire shares of UBS Group AG and hold them in their trading portfolios, no Reserve for own shares held by subsidiaries is created.

→   Refer to Note 19 for more information

Note 2  Accounting policies (continued)

Equity participation and other compensation plans

Transfer from UBS AG to UBS Group AG

The transfer of the deferred compensation plans and related hedging assets in 2014 was conducted on an arm’s length basis, with a step-up of the plan obligation to fair value. This step-up resulted in a net liability that was recorded in the standalone financial statements of UBS AG and transferred to UBS Group AG (net liability related to deferred compensation plan transfer) in 2014. The fair value of this net liability is taken into account in the income statement over the average vesting period (for share awards) or upon exercise / expiry (for option awards) as Other operating income. Upon exercise of option awards that are settled using conditional capital, the fair value of this net liability is recorded in the Statutory capital reserve within  General reserves. The difference between the fair value of the hedging assets and the fair value of the obligations on the plans transferred was compensated for with a loan from UBS AG to UBS Group AG.

Equity participation plans

The grant date fair value of equity-settled share-based compensation awards granted to employees is generally recognized over the vesting period of the awards. Awards granted in the form of UBS Group AG shares and notional shares are settled by delivering UBS Group AG shares at vesting and are recognized as Compensation-related long-term liabilities if vesting is more than 12 months after the balance sheet date or as Accrued expenses and deferred income if vesting is within 12 months from the balance sheet date. The amount recognized is adjusted for forfeiture assumptions, such that the amount ultimately recognized is based on the number of awards that meet the related service conditions at the vesting date. The grant date fair value is based on the UBS Group AG share price, taking into consideration post-vesting sale and hedge restrictions, non-vesting conditions and market conditions, where applicable.

Upon settlement of the share awards, any realized gain or loss is recognized in the income statement as Other operating income and Other operating expenses, respectively. Realized gains and losses on share awards represent the difference between the market price of the treasury shares at settlement and the grant date fair value of the share awards.

For certain awards, employees receive beneficial and legal ownership of the underlying UBS Group AG shares at the grant date (prepaid awards). Such prepaid awards are recognized as Prepaid assets if vesting is more than 12 months after the balance sheet date or as Accrued income and prepaid expenses if vesting is within 12 months from the balance sheet date.

Shares awarded to employees that are settled using conditional capital are accounted for as follows at settlement: the amount paid by the employees for the nominal value of the shares awarded is recorded in Share capital, while any paid amount exceeding the nominal value is considered to be share premium and is recorded in the Statutory capital reserve within  General reserves.

Other compensation plans

Deferred compensation plans that are not share-based, including DCCP awards and awards in the form of AIVs, are accounted for as cash-settled awards. The present value or fair value of the amount payable to employees that is settled in cash is recognized as a liability generally over the vesting period, as Compensation-related long-term liabilities if vesting is more than 12 months after the balance sheet date and as Accrued expenses and deferred income if vesting is within 12 months from the balance sheet date. The liabilities are remeasured at each balance sheet date at the present value of the corresponding DCCP award and the fair value of investments in AIVs, respectively. Gains and losses resulting from remeasurement of the liabilities are recognized in Other operating income and Other operating expenses, respectively.

Recharge of compensation expenses

Expenses related to deferred compensation plans are recharged by UBS Group AG to its subsidiaries employing the personnel. Upon recharge, UBS Group AG recognizes a receivable from its subsidiaries corresponding to a liability representing its obligation toward employees.

Dispensations in the standalone financial statements

As UBS Group AG prepares consolidated financial statements in accordance with IFRS, UBS Group AG is exempt from various disclosures in the standalone financial statements. The dispensations include the management report and the statement of cash flows, as well as certain note disclosures.

UBS Group AG standalone financial statements

Income statement notes

Note 3  Dividend income from investments in subsidiaries

Dividend income from investments in subsidiaries in 2017 consists of CHF 5 million received from UBS Business Solutions AG related to the financial year ended 31 December 2016, which was approved by the Annual General Meeting of Shareholders of UBS Business Solutions AG on 27 April 2017, and CHF 5 million received from UBS Group Funding (Jersey) Ltd. in the course of the liquidation of the entity, which was dissolved on 24 November 2017. In 2016, dividend from investments in subsidiaries consisted of CHF 3,434 million and CHF 2,250 million received from UBS AG related to the financial years ended 31 December 2015 and 31 December 2016, respectively.

Note 4  Other operating income

	For the year ended
CHF million	31.12.17	31.12.16
Fair value gains on AIV awards	0	6
Gains related to equity-settled awards[1]	104	24
Amortization of net liability related to deferred compensation plan transfer	1	2
Commission income from guarantees issued	24	12
Total other operating income	129	44
1 Gains related to equity-settled awards in 2017 include the release of hidden reserves of CHF 88 million (2016: CHF 0).

Note 5  Financial income

	For the year ended
CHF million	31.12.17	31.12.16
Fair value gains on marketable securities and financial assets	49	0
Interest income on long-term receivables from UBS AG	525	470
Interest income on liquid assets	5	0
Foreign currency translation gains	0	4
Total financial income	580	475

Note 6  Personnel expenses

Personnel expenses include recharges from UBS AG and UBS Business Solutions AG for personnel-related costs for activities performed by the personnel of those companies for the benefit of UBS Group AG.

UBS Group AG had no employees throughout 2017 and 2016. All employees of the UBS Group, including the members of the Group Executive Board (GEB) of UBS Group AG, were employed by subsidiaries of UBS Group AG. As of 31 December 2017, the UBS Group employed 61,253 personnel (31 December 2016: 59,387) on a full-time equivalent basis.

Note 7  Other operating expenses

	For the year ended
CHF million	31.12.17	31.12.16
Fair value losses on AIV awards	48	0
Losses related to equity-settled awards	18	3
Capital tax	14	13
Other	16	18
Total other operating expenses	97	35

Note 8  Financial expenses

	For the year ended
CHF million	31.12.17	31.12.16
Fair value losses on marketable securities and financial assets	0	3
Impairment losses on financial assets	2	3
Treasury share losses	12	35
Interest expense on interest-bearing liabilities	532	469
Brokerage fees paid	1	2
Total financial expenses	547	512

Balance sheet notes

Note 9  Liquid assets

As of 31 December 2017, liquid assets comprised CHF 1,663 million held on current accounts at UBS Switzerland AG and UBS AG and CHF 880 million of time deposits placed with UBS AG.

Note 10  Marketable securities

Marketable securities include investments in AIVs related to compensation awards vesting within 12 months after the balance sheet date.

Note 11  Other short-term receivables

CHF million	31.12.17	31.12.16
Receivables from UBS AG1	0	2,250
Loans to UBS Business Solutions AG	80	0
Receivables from employing entities related to compensation awards	621	557
Other	9	23
Total other short-term receivables	710	2,830
1 Receivables from UBS AG as of 31 December 2016 related to the dividend for the financial year ended 31 December 2016. Refer to Note 3 for more information.

Note 12  Accrued income and prepaid expenses

CHF million	31.12.17	31.12.16
Accrued interest income	368	375
Other accrued income and prepaid expenses	69	93
Total accrued income and prepaid expenses	437	469

UBS Group AG standalone financial statements

Note 13  Investments in subsidiaries

Unless otherwise stated, the subsidiaries listed below have share capital consisting solely of ordinary shares, which are held by UBS Group AG or UBS AG, respectively. The proportion of ownership interest held is equal to the voting rights held by UBS Group AG or UBS AG, respectively. The country where the respective registered office is located is also the principal place of business. UBS AG operates through a global network of branches and a significant proportion of its business activity is conducted outside Switzerland in the UK, US, Singapore, Hong Kong and other countries. UBS Europe SE has branches and offices in a number of EU member states, including Germany, Italy, Luxembourg, Spain and Austria.

In 2017, UBS transferred shared services functions in Switzerland from UBS AG to UBS Business Solutions AG. This transfer resulted in a decrease of the investment value of UBS AG by CHF 250 million and a corresponding increase in the investment value of UBS Business Solutions AG.

UBS Group Funding (Jersey) Ltd. was dissolved in 2017.

Subsidiaries of UBS Group AG as of 31 December 2017
Company	Registered office		Share capital in million		Equity interest accumulated in %
UBS AG	Zurich and Basel, Switzerland		CHF	385.8	100.0
UBS Business Solutions AG1	Zurich, Switzerland		CHF	1.0	100.0
UBS Group Funding (Switzerland) AG	Zurich, Switzerland		CHF	0.1	100.0
1 UBS Business Solutions (India) Private Limited and UBS Business Solutions Poland Sp. z o.o. are directly held subsidiaries of UBS Business Solutions AG.

Individually significant subsidiaries of UBS AG as of 31 December 2017
Company	Registered office	Primary business division	Share capital in million		Equity interest accumulated in %
UBS Americas Holding LLC	Wilmington, Delaware, USA	Corporate Center	USD	2,250.0[1]	100.0
UBS Asset Management AG	Zurich, Switzerland	Asset Management	CHF	43.2	100.0
UBS Bank USA	Salt Lake City, Utah, USA	Wealth Management Americas	USD	0.0	100.0
UBS Europe SE	Frankfurt, Germany	Wealth Management	EUR	446.0	100.0
UBS Financial Services Inc.	Wilmington, Delaware, USA	Wealth Management Americas	USD	0.0	100.0
UBS Limited	London, United Kingdom	Investment Bank	GBP	226.6	100.0
UBS Securities LLC	Wilmington, Delaware, USA	Investment Bank	USD	1,283.1[2]	100.0
UBS Switzerland AG	Zurich, Switzerland	Personal & Corporate Banking	CHF	10.0	100.0

1 Comprised of common share capital of USD 1,000 and non-voting preferred share capital of USD 2,250,000,000.    2 Comprised of common share capital of USD 100,000 and non-voting preferred share capital of USD 1,283,000,000.

Individually significant subsidiaries of UBS AG are those entities that contribute significantly to the Group’s financial position or results of operations, based on a number of criteria, including the subsidiaries’ equity and their contribution to the Group’s total assets and profit or loss before tax, in accordance with Swiss regulations.

→   Refer to Note 28 in the “Consolidated financial statements” section of this report for more information

Note 14  Financial assets

CHF million	31.12.17	31.12.16
Long-term receivables from UBS AG1	8,247	7,865
Long-term receivables from UBS Business Solutions AG	205	0
Investments in alternative investment vehicles at fair value related to awards vesting after 12 months	286	291
Investments in alternative investment vehicles at cost less impairment	4	6
Total financial assets	8,742	8,162
1 Long-term receivables from UBS AG include the onward lending of the proceeds from the issuances of additional tier 1 perpetual capital notes.

Note 15  Accrued expenses and deferred income

CHF million	31.12.17	31.12.16
Short-term portion of net liability related to deferred compensation plan transfer	6	1
Short-term portion of compensation liabilities	1,461	1,048
of which: Deferred Contingent Capital Plan	486	93
of which: other deferred compensation plans	975	955
Accrued interest expense	356	374
Other	47	65
Total accrued expenses and deferred income	1,871	1,487

Note 16  Long-term interest-bearing liabilities

Long-term interest-bearing liabilities totaled CHF 7,882 million as of 31 December 2017 comprising CHF 7,677 million of notes issued and CHF 205 million of fixed-term loans from UBS AG.

Notes issued, overview by amount, maturity and coupon	31.12.17				31.12.16
in million, except where indicated	Carrying value in transaction currency	Carrying value in CHF	Maturity[1]	Coupon[1]	Carrying value in transaction currency	Carrying value in CHF
Euro-denominated low-trigger loss-absorbing additional tier 1 perpetual capital notes	1,000	1,170	19.02.22	5.750%	1,000	1,071
US dollar-denominated low-trigger loss-absorbing additional tier 1 perpetual capital notes	1,250	1,218	19.02.25	7.000%	1,250	1,272
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	1,250	1,218	19.02.20	7.125%	1,250	1,272
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	1,575	1,535	07.08.25	6.875%	1,575	1,603
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	1,500	1,462	22.03.21	6.875%	1,500	1,527
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	1,100	1,072	10.08.21	7.125%	1,100	1,120
Total notes issued		7,677				7,865

1 The disclosed maturity refers to the optional first call date of the respective issuance and the disclosed coupon refers to the fixed coupon rate from the issue date up to, but excluding, the optional first call date.

Note 17  Compensation-related long-term liabilities

CHF million	31.12.17	31.12.16
Long-term portion of net liability related to deferred compensation plan transfer	3	10
Long-term portion of compensation liabilities	3,308	3,469
of which: Deferred Contingent Capital Plan	1,504	1,532
of which: other deferred compensation plans	1,804	1,937
Total compensation-related long-term liabilities	3,311	3,479

Note 18  Share capital

As of 31 December 2017, the issued share capital consisted of 3,853,096,603 (31 December 2016: 3,850,766,389) registered shares at a par value of CHF 0.10 each.

→   Refer to “UBS shares” in the “Capital management” section of this report for more information on UBS Group AG shares

UBS Group AG standalone financial statements

Note 19  Treasury shares

	Number of registered shares	Average price in CHF
Balance as of 31 December 2015	98,706,275	17.51
of which: treasury shares held by UBS Group AG	98,465,708	17.50
of which: treasury shares held by UBS AG and other subsidiaries	240,567	19.51
Acquisitions	90,448,847	15.49
Disposals	(2,721,710)	17.82
Delivery of shares to settle equity-settled awards	(47,991,640)	16.86
Balance as of 31 December 2016	138,441,772	16.41
of which: treasury shares held by UBS Group AG1	138,386,307	16.41
of which: treasury shares held by UBS AG and other subsidiaries	55,465	16.06
Acquisitions	54,828,640	15.87
Disposals	(1,689,932)	16.23
Delivery of shares to settle equity-settled awards	(59,278,930)	16.32
Balance as of 31 December 2017	132,301,550	16.23
of which: treasury shares held by UBS Group AG1	132,211,630	16.23
of which: treasury shares held by UBS AG and other subsidiaries	89,920	17.54
1 Treasury shares held by UBS Group AG had a carrying value of CHF 2,145 million as of 31 December 2017 (31 December 2016: CHF 2,271 million).

Additional information

Note 20  Guarantees

As of 31 December 2017, UBS Group Funding (Switzerland) AG, a subsidiary of UBS Group AG, had issued CHF 27,706 million equivalent of senior debt (31 December 2016: CHF 17,281 million). This debt contributes to the total loss-absorbing capacity (TLAC) of the Group. UBS Group AG issued guarantees to the external investors against any default in payments of interest and principal by UBS Group Funding (Switzerland) AG.

Note 21  Assets pledged to secure own liabilities

As of 31 December 2017, total pledged assets of UBS Group AG amounted to CHF 4,337 million. These assets consisted of certain liquid assets, marketable securities and financial assets and were pledged to UBS AG. As of 31 December 2016, total pledged assets of UBS Group AG amounted to CHF 4,134 million. The associated liabilities secured by these pledged assets were CHF 1,800 million and CHF 524 million as of 31 December 2017 and 31 December 2016, respectively.

Note 22  Contingent liabilities

UBS Group AG is jointly and severally liable for the combined value added tax (VAT) liability of UBS entities that belong to the VAT group of UBS in Switzerland.

UBS Group AG standalone financial statements

Note 23  Significant shareholders

Shareholders registered in the UBS Group AG share register with 3% or more of total share capital
% of share capital	31.12.17	31.12.16
Chase Nominees Ltd., London	11.16	9.43
DTC (Cede & Co.), New York[1]	6.64	6.62
Nortrust Nominees Ltd., London	4.11	3.88
1 DTC (Cede & Co.), New York, “The Depository Trust Company,” is a US securities clearing organization.

Under the Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading of 19 June 2015 (FMIA), anyone holding shares in a company listed in Switzerland, or holding derivative rights related to shares of such a company, must notify the company and the SIX Swiss Exchange (SIX) if the holding reaches, falls below or exceeds one of the following thresholds: 3, 5, 10, 15, 20, 25, 33 1⁄3, 50, or 66 2⁄3% of voting rights, regardless of whether or not such rights may be exercised. The detailed disclosure requirements and the methodology for calculating the thresholds are defined in the Swiss Financial Market Supervisory Authority Ordinance on Financial Market Infrastructure (FMIO-FINMA). In particular, the FMIO-FINMA sets forth that nominee companies that cannot autonomously decide how voting rights are exercised are not obligated to notify the company and SIX if they reach, exceed or fall below the threshold percentages.

In addition, pursuant to the Swiss Code of Obligations, UBS must disclose in the Notes to its financial statements the identity of any shareholder with a holding of more than 5% of the total share capital of UBS Group AG.

According to disclosure notifications filed with UBS Group AG and the SIX under the applicable Swiss rules, the following entities held more than 3% of the total share capital of UBS Group AG as of 31 December 2017: BlackRock Inc., New York, disclosed a holding of 5.01% of the total share capital of UBS Group AG on 29 December 2017; MFS Investment Management, Boston, disclosed a holding of 3.05% on 10 February 2016; and Norges Bank, Oslo, the Central Bank of Norway, disclosed a holding of 3.30% on 10 December 2014. With the exception of BlackRock Inc., New York, with a disclosed holding of 5.02% of the total share capital of UBS Group AG on 5 March 2018, the above disclosures have not been subsequently superseded and no new disclosures of significant shareholdings have been notified since 31 December 2017.

In accordance with the FMIA, the aforementioned holdings are calculated in relation to the total share capital of UBS Group AG reflected in its Articles of Association at the time of the respective disclosure notification.

Shareholders who notified a significant shareholding in accordance with the abovementioned requirements may or may not be recorded in the UBS share register, and therefore they may not necessarily appear in the table above. Information on disclosures under the FMIA is available at www.six-exchange-regulation.com/en/home/publications/
significant-shareholders.html.

The shareholders (acting in their own name or in their capacity as nominees for other investors or beneficial owners) listed in the table above were registered in the UBS share register with 3% or more of the total share capital of UBS Group AG as of 31 December 2017 or as of 31 December 2016.

Cross-shareholdings

UBS Group AG has no cross-shareholdings in excess of a reciprocal ownership of 5% of capital or voting rights with any other company.

Note 24  Share and option ownership of the members of the Board of Directors, the Group Executive Board and other employees

Shares awarded
	For the year ended 31.12.17		For the year ended 31.12.16
	Number of shares	Value of shares in CHF million	Number of shares	Value of shares in CHF million
Awarded to members of the BoD	416,980	7	411,962	6
Awarded to members of the GEB	2,720,614	43	2,572,329	39
Awarded to other UBS Group employees	61,152,037	874	79,900,730	1,107
Total	64,289,631	923	82,885,021	1,152

→   Refer to the “Corporate governance, responsibility and compensation” section in this report for more information on the terms and conditions of the shares and options awarded to the members of the Board of Directors and the Group Executive Board

Number of shares of BoD members[1]
Name, function	on 31 December	Number of shares held	Voting rights in %
Axel A. Weber, Chairman	2017	642,100	0.037
	2016	635,751	0.038
Michel Demaré, Vice Chairman	2017	290,694	0.017
	2016	254,287	0.015
David Sidwell, Senior Independent Director	2017	154,672	0.009
	2016	205,540	0.012
Reto Francioni, member	2017	76,772	0.004
	2016	51,567	0.003
Ann F. Godbehere, member	2017	232,263	0.013
	2016	201,457	0.012
William G. Parrett, member	2017	106,916	0.006
	2016	104,385	0.006
Julie G. Richardson, member[2]	2017	0	–
	2016	–	–
Isabelle Romy, member	2017	94,376	0.005
	2016	91,038	0.005
Robert W. Scully, member	2017	29,917	0.002
	2016	0	0.000
Beatrice Weder di Mauro, member	2017	126,809	0.007
	2016	99,737	0.006
Dieter Wemmer, member	2017	14,002	0.001
	2016	0	0.000
Joseph Yam, former member[2]	2017	–	–
	2016	109,938	0.007
Total	2017	1,768,521	0.102
	2016	1,753,700	0.104

1 Includes blocked and unblocked shares held by BoD members, including those held by related parties. No options were granted in 2017 and 2016.    2 Julie G. Richardson was newly elected and Joseph Yam stepped down from the BoD at the AGM on 4 May 2017.

UBS Group AG standalone financial statements

Note 24  Share and option ownership of the members of the Board of Directors, the Group Executive Board and other employees (continued)

Share and option ownership / entitlements of GEB members[1]
Name, function	on 31 December	Number of unvested shares / at risk[2]	Number of vested shares	Total number of shares	Potentially conferred voting rights in %	Number of options[3]	Potentially conferred voting rights in %[4]
Sergio P. Ermotti, Group Chief Executive Officer	2017	1,632,464	460,377	2,092,841	0.121	0	0.000
	2016	1,365,537	265,515	1,631,052	0.097	0	0.000
Martin Blessing, Co-President Global Wealth Management	2017	65,761	0	65,761	0.004	0	0.000
	2016	0	0	0	0.000	0	0.000
Christian Bluhm, Group Chief Risk Officer	2017	131,520	0	131,520	0.008	0	0.000
	2016	0	0	0	0.000	0	0.000
Markus U. Diethelm, Group General Counsel	2017	589,659	194,000	783,659	0.045	0	0.000
	2016	538,520	154,820	693,340	0.041	0	0.000
Kirt Gardner, Group Chief Financial Officer	2017	264,718	61,652	326,370	0.019	0	0.000
	2016	142,646	38,581	181,227	0.011	0	0.000
Sabine Keller-Busse, Group Chief Operating Officer	2017	244,676	176,602	421,278	0.024	0	0.000
	2016	200,272	120,897	321,169	0.019	0	0.000
Ulrich Körner, President Asset Management and President UBS EMEA	2017	881,979	95,597	977,576	0.057	0	0.000
	2016	797,165	95,597	892,762	0.053	0	0.000
Axel P. Lehmann, President Personal & Corporate Banking and President UBS Switzerland	2017	156,180	277,978	434,158	0.025	0	0.000
	2016	0	277,978	277,978	0.017	0	0.000
Tom Naratil, Co-President Global Wealth Management and President UBS Americas	2017	1,047,311	422,298	1,469,609	0.085	281,640	0.016
	2016	838,193	352,634	1,190,827	0.071	412,917	0.025
Andrea Orcel, President Investment Bank	2017	1,328,113	251,439	1,579,552	0.091	0	0.000
	2016	1,203,535	184,220	1,387,755	0.083	0	0.000
Kathryn Shih, President UBS Asia Pacific	2017	581,546	0	581,546	0.034	74,599	0.004
	2016	567,777	0	567,777	0.034	143,869	0.009
Jürg Zeltner, former President Wealth Management	2017	976,001	1,075	977,076	0.057	42,628	0.002
	2016	881,976	1,075	883,051	0.053	64,164	0.004
Total	2017	7,899,928	1,941,018	9,840,946	0.569	398,867	0.023
	2016	6,535,621	1,514,211	8,049,832	0.479	620,950	0.037

1 Includes all vested and unvested shares and options of GEB members, including those held by related parties.    2 Includes shares granted under variable compensation plans with forfeiture provisions. The actual number of shares vesting in the future will be calculated under the terms of the plans. Refer to the “Our deferred variable compensation plans for 2017” section of this report for more information on the plans.    3 Refer to “Note 27 Employee benefits: variable compensation” in the “Consolidated financial statements” section of this report for more information.    4 No conversion rights outstanding.

Note 25  Related parties

Related parties are defined under the Swiss Code of Obligations as direct and indirect participants with voting rights of 20% or more, management bodies (BoD and GEB), external auditors and direct and indirect investments in subsidiaries. Payables due to members of the GEB are provided in the table below. Amounts due from and due to subsidiaries are provided on the face of the balance sheet.

CHF million	31.12.17	31.12.16
Payables due to the members of the GEB	166	119
of which: Deferred Contingent Capital Plan	77	51
of which: other deferred compensation plans	89	68

p

Building a better working world

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the General Meeting of
UBS Group AG, Zurich

Basel, 8 March 2018

Report of the statutory auditor on the financial statements

As statutory auditor, we have audited the financial statements of UBS Group AG, which comprise the balance sheet, income statement and notes, for the year ended 31 December 2017.

Board of Directors' responsibility
The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the company's articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements for the year ended 31 December 2017 comply with Swiss law and the company's articles of incorporation.

Report on key audit matters based on the circular 1/2015 of the Federal Audit Oversight Authority
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. We have determined that there are no key audit matters to communicate in our report.

Report on other legal requirements
We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

BDO

Phone +41 44 444 36 46
Fax +41 44 444 35 35
www.bdo.ch
erik.dommach@bdo.ch

BDO Ltd
Schiffbaustrasse 2
CH-8031 Zurich

Independent Auditor's Report
to the Board of Directors of

UBS Group AG, Zurich

As special auditors of UBS Group AG, we have audited the issuance of new shares and the preconditions for the adjustment of the provisions regarding the conditional capital increase according to article 4a of the articles of association in the period from 1 January 2017 to 31 December 2017 in accordance with article 653f paragraph 1 of the Swiss code of obligations (CO).

According to article 4a of the articles of association, the following possibilities for the issue of conditional capital exist:

- Paragraph 1; employee stock option plans of UBS Group AG, based on the resolution of the extraordinary general meeting of 26 November 2014.
- Paragraph 2; conversion rights and/or warrants granted in connection with the issue of bonds or similar financial instruments, based on the resolution of the extraordinary general meeting of 26 November 2014.

Board of Directors' Responsibility

The Board of Directors is responsible for the new share issue in accordance with the legal requirements and the company's articles of association.

Auditor's Responsibility

Our responsibility is to express an opinion based on our audit as to whether the new share issue complies with Swiss law and the company's articles of incorporation. We conducted our audit in accordance with Swiss Auditing Standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the new share issue complies with the legal requirements and the company's articles of incorporation.

An audit involves performing procedures to obtain audit evidence so that significant breaches of the legal requirements and the company's articles of incorporation for the new share issue may be identified with reasonable assurance. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material breaches of the requirements concerning the new share issue, whether due to fraud or error.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion

- the issue of 2'330'214 new registered shares with a nominal value of CHF 0.10 per share relating to the employee stock option plans of UBS Group AG, according to article 4a paragraph 1 of the articles of association, was in accordance with the provisions of Swiss law and the company's articles of association;
- no new registered shares relating to the conversion rights and/or warrants granted in connection with the issue of bonds or similar financial instruments, according to article 4a paragraph 2 of the articles of association, were issued in the reporting period.

Zurich, 5 March 2018

BDO Ltd

Erik Dommach
Auditor in charge
Licensed audit expert

Franco A. Straub
Licensed audit expert

BDO Ltd, a limited company under Swiss law, incorporated in Zurich, forms part of the international BDO Network of independent member firms.

Zurich, 9 March 2018

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in each of the following registration statements of UBS Group AG, UBS AG and their affiliates:

(1) on Form F-3 (Registration Number 333-204908), and each related prospectus currently outstanding under such registration statement,
(2) on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; and 333-215255), and each related prospectus currently outstanding under any of the aforementioned registration statements,
(3) the base prospectus of Corporate Asset Backed Corporation (CABCO) dated 23 June 2004 (Registration Number 333-111572),
(4) the Form 8-K of CABCO dated 23 June 2004 (SEC File Number 001-13444), and
(5) the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated 10 May 2004 (Registration Number 033-91744) and 17 May 2004 (Registration Number 033-91744-05),

of our report dated 8 March 2018, with respect to the standalone financial statements of UBS Group AG for the year ended 31 December 2017 included in this Report of Foreign Private Issuer (Form 6-K) dated March 9, 2018, filed with the Securities and Exchange Commission.

Ernst & Young Ltd

/s/ Marie-Laure Delarue	/s/ Ira S. Fitlin
Marie-Laure Delarue	Ira S. Fitlin
Licensed Audit Expert	Certified Public Accountant (U.S.)

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; and 333-215255), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ Todd Tuckner___________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

UBS AG

By: _/s/ Todd Tuckner___________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

Date:  March 9, 2018